Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

FINANCIAL PRODUCTS

FACT SHEET (T386)

Offering Period: August 1, 2014—August 21, 2014

6 Year Absolute Return Barrier Securities Linked to the EURO STOXX 50® Index

Product Terms

•	6 year Absolute Return Barrier Securities linked to the performance of the EURO STOXX 50® Index.
•	If the Final Level is greater than the Initial Level, you will be entitled to receive leveraged participation in the appreciation of the Underlying.
•	If the Final Level is less than the Initial Level and a Knock-In Event does not occur, you will be entitled to receive the principal amount at maturity multiplied by the sum of one plus the absolute value of the Underlying Return.
•	If the Final Level is less than the Initial Level and a Knock-In Event occurs, you will be fully exposed to the depreciation in the Underlying.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer:	Credit Suisse AG ("Credit Suisse"), acting through one of its branches.
Trade Date:	Expected to be August 22, 2014.
Settlement Date:	Expected to be August 29, 2014.
Underlyings:	The EURO STOXX 50® Index
Knock-In Level*:	Approximately 60% of the Initial Level.
Knock-In Event:	Occurs if the Final Level is equal to or less than its Knock-In Level.
Initial Level:	The closing level on the Trade Date.
Final Level:	The closing level on the Valuation Date.
Upside Participation Rate*:	Expected to be between 130% and 135%.
Redemption Amount:

If:

(a)    the Final Level is greater than or equal to the Initial Level, Principal Amount x [ 1 +(Upside Participation Rate x Underlying Return)];

(b)    the Final Level is less than the Initial Level and (i) a Knock-In Event has not occurred, Principal Amount x ( 1 + absolute value of the Underlying Return); (ii) a Knock-In Event has occurred, Principal Amount x (1 + Underlying Return)

Underlying Return:	(Final Level – Initial Level)/Initial Level
Valuation Date: Maturity Date:	August 24, 2020 August 31, 2020
CUSIP:	22547QR73
* To be determined on the Trade Date.

Certain Product Characteristics

•	Offers uncapped participation in the appreciation, if any, of the Underlying.
•	If the Final Level is less than the Initial Level and a Knock-In Event has not occurred, at maturity, investors will be entitled to receive the principal amount of their securities multiplied by the sum of one plus the absolute value of the depreciation percentage of the Underlying from the Initial Level to the Final Level.
•	The Knock-In Level will be approximately 60%* of the Initial Level.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level	Return on the Securities (1)	Redemption Amount per $1,000 Principal Amount (1)(2)
50%	66.25%	$1,662.50
40%	53.00%	$1,530.00
30%	39.75%	$1,397.50
20%	26.50%	$1,265.00
10%	13.25%	$1,132.50
0%	0.00%	$1,000.00
-10%	10.00%	$1,100.00
-20%	20.00%	$1,200.00
-30%	30.00%	$1,300.00
-40%	-40.00%	$600.00
-50%	-50.00%	$500.00
(1)	Assumes an Upside Participation Rate of 132.50%* (the midpoint of the expected range).
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount. If a Knock-In Event occurs, the Underlying Return will be negative and you will be fully exposed to the depreciation in the Underlying.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The return on the securities is affected by the Final Level and the occurrence of a Knock-In Event.
•	If the Final Level is less than the Initial Level and a Knock-In Event has not occurred, the Redemption Amount will be subject to an embedded cap.

(See “Additional Risk Considerations” on the next page.)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: August 1, 2014—August 21, 2014

6 Year Absolute Return Barrier Securities

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated July 28, 2014, Underlying Supplement dated July 29, 2013, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable pricing supplement: http://www.sec.gov/Archives/edgar/data/1053092/000095010314005183/dp48198_424b2-t386.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.